SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Renovaro Biosciences Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

236078101
(CUSIP Number)

Rene Sindlev Stumpedyssevej 17 2970 Hørsholm Denmark Tel: +45 3133 4811
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	236078101

1	NAME OF REPORTING PERSON Rene Sindlev
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,515,137 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,515,137 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,515,137 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%(2)
14	TYPE OF REPORTING PERSON OO

(1) The total number of shares represents (i) 6,422,830 shares of common stock and 3,092,310 warrants to purchase shares of common stock owned by RS Bio ApS which are immediately exercisable. Mr. Sindlev is the Chief Executive Officer and sole owner of RS Bio ApS, consequently, he may be deemed the beneficial owner of the shares.

(2) The percentage reported in this Schedule 13D is based upon 36,173,924 shares of common stock outstanding according to the Current Report on Form 10-Q filed by Renovaro Biosciences Inc. (formerly known as Enochian Biosciences, Inc.) (the “Issuer”) on November 14, 2018, plus 3,092,310 shares of common stock of the Issuer that are issuable upon exercise of warrants owned by the Reporting Persons.

CUSIP No.	236078101

1	NAME OF REPORTING PERSON RS Bio ApS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,515,137 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,515,137 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,515,137 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%(2)
14	TYPE OF REPORTING PERSON IN

(1) The total number of shares represents (i) 6,422,830 shares of common stock and 3,092,310 warrants to purchase shares of common stock owned by RS Bio ApS which are immediately exercisable. Mr. Sindlev is the Chief Executive Officer and sole owner of RS Bio ApS, consequently, he may be deemed the beneficial owner of the shares.

(2) The percentage reported in this Schedule 13D is based upon 36,173,924 shares of common stock outstanding according to the Current Report on Form 10-Q filed by Renovaro Biosciences Inc. (formerly known as Enochian Biosciences, Inc.) (the “Issuer”) on November 14, 2018, plus 3,092,310 shares of common stock of the Issuer that are issuable upon exercise of warrants owned by the Reporting Persons.

AMENDMENT NO. 5 SCHEDULE 13D

This Amendment No. 5 to Schedule 13D (this “Amendment”) is filed on behalf of RS Bio ApS and Rene Sindlev. Mr. Sindlev and RS Bio ApS are collectively, the “Reporting Persons”. This Amendment modified the Amendment No. 4 to Schedule 13D filed by RS Group ApS and Mr. Sindlev on January 24, 2024 (the “Prior 13D”).

This Amendment is being filed to report that, since the filing of the Prior 13D, RS Group ApS, an entity of which Mr. Sindlev is the Chief Executive Officer and sole owner, transferred all of the securities of the Issuer owned by it to RS Bio ApS, another entity of which Mr. Sindlev is the Chief Executive Officer and sole owner. Additionally, on December 27, 2018, RS Bio ApS purchased 92,968 shares of common stock from the Issuer in a private placement at a purchase price per share of $8.00. In addition, on December 27, 2018, RS Bio ApS exercised 1,307,693 warrants owned by it.

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Prior 13D. Except as expressly amended and supplemented by this Amendment, the Prior 13D is not amended or supplemented in any respect, and the disclosures set forth in the Prior 13D, other than as amended herein are incorporated by reference herein.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of the Renovaro Biosciences Inc. (previously known as Enochian Biosciences Inc.), whose principal executive offices are located at 2080 Century City East, Suite 906, Los Angeles, CA 90067.

Item 2. Identity and Background

Item 2(a), (b), (c) and (f) are hereby amended and modified to include the following (which shall be in addition to the information previously included in the Prior 13D):

RS Bio ApS, whose principal address Stumpedyssevej 17, 2970 Horsholm and which is a Danish company.

Item 2(d) is hereby amended and restated, in its entirety, as follows:

(d)

No Reporting Person has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of the Reporting Persons, no person specified by Instruction C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) is hereby amended and restated, in its entirety, as follows:

(e)

No Reporting Person, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Prior 13D):

This Amendment is being filed to report that, since the filing of the Prior 13D, RS Group ApS, an entity of which Mr. Sindlev is the Chief Executive Officer and sole owner, transferred all of the securities of the Issuer owned by it to RS Bio ApS, another entity of which Mr. Sindlev is the Chief Executive Officer and sole owner. Additionally, on December 27, 2018, RS Bio ApS purchased 92,968 shares of common stock from the Issuer in a private placement at a purchase price per share of $8.00. In addition, on December 27, 2018, RS Bio ApS exercised 1,307,693 warrants owned by it.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and modified to include the following:

(a) and (b).

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. Mr. Sindlev has the sole power to direct the voting and/or disposition of the shares of Common Stock owned by RS Bio ApS.

 (c) Other than as reported on the Prior 13D, the Reporting Persons have not effected any transactions in the Common Stock in the last 60 days.

Item 7. Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2024

/s/ Rene Sindlev
Rene Sindlev

RS BIO APS

By:	/s/ Rene Sindlev
Name:	Rene Sindlev
Title:	Chief Executive Officer